Exhibit 19.1

ALPHA STAR ACQUSITION CORPORATION

POLICY GOVERNING MATERIAL, NON-PUBLIC

INFORMATION AND PREVENTION OF INSIDER TRADING

I.	OVERVIEW

This Statement of Policy Governing Material, Non-Public Information and the Prevention of Insider Trading (this “Statement”) of the Company consists of three sections: Section I provides an overview; Section II sets forth the Company’s policies prohibiting insider trading; and Section III explains the scope of insider trading.

“Insider trading” occurs when you purchase or sell securities while in possession of inside information relating to such securities. As explained in Section III below, “inside information” is information which is considered to be both “material” and “non-public.” Preventing insider trading is necessary to comply with the United States securities law and to preserve the reputation and integrity of the Company as well as that of all persons affiliated with it.

The Company considers strict compliance with the policies (the “Policy”) as set forth in this statement to be a matter of utmost importance. Violation of this Policy could cause extreme embarrassment and result in possible legal liability to you and the Company. Knowing or willful violations of this Statement or its spirit will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties and civil liabilities. The monetary damages flowing from a violation could be three times the profit realized by the violator, as well as the attorney’s fees of the persons being harmed.

This Statement applies to all the officers, directors, employees and consultants of the Company and its subsidiaries or any consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence upon or exert control of its investment decisions; or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above (“Insider(s)”). Every Insider must review this Statement, and execute and return the Certificate of Compliance attached hereto to the Compliance Officer within seven (7) days after you receive this Statement.

Questions regarding the Statement should be directed to the Compliance Officer.

II.	POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, while the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company thereof and the exercise of options that does not involve the sale of securities, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies as set forth below.

A.	No Trading with Material Insider Information – no Insider shall purchase or sell any securities of the Company or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended and pursuant to the guidelines included in Exhibit A (Rule 10b5-1 Trading Plan Guidelines) (a “Trading Plan”) while in possession of material, non-public information relating to the Company, its ordinary shares or other securities (the “Material Insider Information”) or during certain periods.

If you possess Material Insider Information, you must wait for the later of (i) forty-eight (48) hours after public disclosure of the Material Insider Information by the Company; or (ii) one full Trading Day following such public disclosure before trading the Company’s ordinary shares or other securities. The term “Trading Day” is defined as a day on which the trading markets for the securities of the Company are open for trading.

In addition, no Insider shall purchase or sell any securities of the Company or enter into a Trading Plan, regardless of whether such Insider possesses any Material Insider Information, (1) during any period commencing on the 1st day of each fiscal quarter and ending at the close of trading on the second Trading Day following the date of the Company’s public disclosure of its financial results for that fiscal quarter; or (2) without the prior clearance by the Compliance Officer, during any period designated as a “limited trading period.” The Compliance Officer may declare limited trading periods at times that he deems appropriate, and need not provide any reason for making a declaration.

Furthermore, beginning on the 1st day of each fiscal year, no Insider shall purchase or sell any security of the Company or enter into a Trading Plan until the close of trading on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year ended on December 31 of the prior year.

Please see Section III below for an explanation of the Material Insider Information.

B.	No Trading Outside of the Trading Window for Insiders – assuming none of the “no trading” restrictions set forth in Section II.A above applies, insiders may only purchase or sell any securities of the Company or enter into a Trading Plan during the “Trading Window.”

Generally, there will be four Trading Windows per year, each commencing with the close of trading on the second Trading Day following the date upon which the Company’s financial results for the prior fiscal quarter is released to the public and closing on the last Trading Day of each fiscal quarter.

Furthermore, all transactions in the Company’s securities (including without limitation, acquisitions and dispositions of the ordinary shares and the sale of ordinary shares issued upon exercise of stock options and the execution of a Trading Plan, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by officers, directors and key employees designated by the Company from time to time must be pre-approved by the Compliance Officer.

If the Company’s public disclosure of its financial results for a fiscal quarter or fiscal year is released on a Trading Day more than four hours before the trading market closes, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Please note that trading in Company’s securities during the Trading Window is not a “safe harbor,” and all Insiders should strictly comply with all other policies set forth in this Statement. When in doubt, please do not trade and check with the Compliance Officer first.

C.	No Tipping

No Insider shall directly or indirectly disclose any Material Insider Information to anyone who trades in securities (i.e. “tipping”).

D.	Confidentiality

No Insider shall communicate any Material Insider Information to anyone outside the Company under any circumstances unless approved by the Compliance Officer in advance, or to anyone within the Company other than on a need-to-know basis.

E.	No Comment

No Insider shall discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, you should decline to comment and direct the inquiry or request to the Compliance Officer.

F.	Corrective Action

If any potentially Material Insider Information is inadvertently disclosed, any Insider should notify the Compliance Officer immediately so that the Company can determine whether or not corrective actions, such as general disclosure to the public, is warranted.

III.	EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of securities while in possession of “material” and “non-public” information relating to such securities. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments. “Purchase” and “sale” are defined broadly under the federal securities law. “Purchase” includes not only the actual purchase of securities, but any contract to purchase or otherwise acquire securities. “Sale” includes not only the actual sale of securities, but any contract to sell or otherwise dispose of securities. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to the securities. It is generally understood that insider trading includes the following:

●	Trading by Insiders while in possession of material, non-public information;

●	Trading by persons other than Insiders while in possession of material, non-public information where the information either was given in breach of an Insider’s fiduciary duty to keep it confidential or was misappropriated; or

●	Communicating or tipping material, non-public information to others, including recommending the purchase or sale of the securities while in possession of such information.

As noted above, for the purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company thereof and the exercise of options that does not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies as set forth in this Statement.

A.	What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered to be “material” if it could reasonably be expected to affect the decision of a reasonable investor to buy, sell or hold the Company’s securities or where the fact is likely to have a significant effect on the market price of the Company’s securities. Material Insider Information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of securities, debt or equity.

Examples of Material Insider Information including, but are not limited to information concerning:

●	dividends;

●	corporate earnings or earnings forecasts;

●	changes in financial condition or asset value;

●	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;

●	significant new contracts or the loss of a significant contract;

●	significant new products or services;

●	significant marketing plans or changes in such plans;

●	capital investment plans or changes in such plans;

●	material litigations, administrative actions or governmental investigations or inquiries about the Company or any of its affiliated companies, officers or directors;

●	significant borrowings or financings;

●	defaults on borrowings;

●	new equity or debt offerings;

●	significant personnel changes;

●	changes in accounting methods and write-offs; and

●	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade. One convenient rule of thumb in making this determination is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about the Company?” If the answer is “no,” you probably possess material, non-public information.

B.	What is Non-public?

Information is “non-public” if it has not been disclosed in a manner that allows it to be widely disseminated. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors and confirmed by a reasonably reliable source. Wide dissemination generally occurs through a press release or in the Company’s filing with the United States Security and Exchange Commission (the “SEC”), or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, or United Press International. Reasonable confirmation generally includes confirmation by officers, directors and key employees who have been authorized by the Company to speak on its behalf. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information. Generally, one should allow approximately forty eight (48) hours following publication as a reasonable waiting period before such information is deemed to be public.

C.	Who is an Insider?

Insiders include all officers, directors, employees, consultants and advisors (e.g. accountants, attorneys, investment bankers and consultants) of the Company and its subsidiaries or consolidated entities or any other person or entity (a) over which an individual mentioned above exercises influence or exert control of its investment decisions; or (b) which effects a transaction in the Company’s securities, which securities are in fact beneficially owned by any of the individuals mentioned above. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to the Company’s securities. In addition, family members and friends of Insiders as well as professional advisors of the Company (such as accountants, attorneys, investment bankers and consultants) who receive material, non-public information about the Company may also fall under the definition of Insiders of the Company.

It should be noted that trading by members of an Insider’s family members can be the responsibility of such Insider under certain circumstances and could give rise to legal and Company-imposed sanctions.

D.	Trading by Persons Other than Insiders

Insiders are also prohibited from disclosing material non-public information, or making a recommendation or expressing an opinion regarding the Company’s securities based on such information, to others who might use the information to trade in the Company’s securities. Both the Insider who communicated the material non-public information and the person who receives and uses such information (the “Tippee”) may be liable under the United States securities laws.

Persons other than Insiders also can be liable for insider trading, including Tippees who trade on material, non-public information tipped to them or individuals who trade on material, non-public information which has been misappropriated. Tippees inherit an Insider’s duties and are liable for trading on material, non-public information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee’s liability for insider trading is no different from that of an Insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

E.	Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material, non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The SEC and the United States Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal securities laws including but not limited to:

●	SEC administrative sanctions;

●	securities industry self-regulatory organization sanctions;

●	civil injunctions;

●	damage awards to private plaintiffs;

●	disgorgement of all profits;

●	civil fines for the violator of up to three times the amount of profit gained or loss avoided;

●	civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of US$1,000,000 or three times the amount of profit gained or loss avoided by the violator;

●	criminal fines for individual violators of up to US$1,000,000 (US$2,500,000 for an entity); and

●	jail sentences of up to 10 years.

In addition, insider trading could result in serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the federal securities laws, other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the United States Racketeer Influenced and Corrupt Organizations Act (RICO), may also be violated upon the occurrence of insider trading.

Effective as of January 1, 2025

Exhibit A

Rule 10b5-1 Trading Plan Guidelines

(1)	The following guidelines apply for any Trading Plan relating to the securities of the Company. All Trading Plans entered into by any Insider (as defined below) and any amendment, suspension or termination must comply with Rule 10b5-1 of the Exchange Act, the Statement and must meet the following conditions. Capitalized terms not defined herein shall have the meanings given to them under the Statement.

Overview of 10b5-1 Plans

(2)	Under Rule 10b5-1, an insider who regularly possesses material non-public information (“MNPI”) but who nonetheless wish to buy or sell the issuer’s securities may establish an affirmative defense to an illegal insider trading charge by adopting a written plan to buy or sell at a time when they are not in possession of MNPI, i.e., a Trading Plan. A Trading Plan typically takes the form of a contract between the insider and his or her broker.

Participants

(3)	Company directors, officers and employees (each, an “Insider,” and collectively, “Insiders”) are eligible to adopt a Trading Plan.

Plan and Approval

(4)	The Trading Plan must be in writing and signed by the Insider, and the Insider must provide a copy to the Compliance Officer. The Company will keep a copy of each Trading Plan in its files. The form of each Trading Plan and any subsequent amendment must be consistent with these guidelines. Each Trading Plan must be approved in writing by the Compliance Officer prior to the adoption, amendment, suspension or termination of such plan. A Trading Plan must not permit an Insider to exercise any subsequent influence over how, when or whether to effect purchases or sales. Sales under a Trading Plan must be via a selected broker. The Insider must act in good faith with respect to a Trading Plan when the plan is adopted and for the duration of the Plan and must not enter into a Trading Plan as part of a plan or scheme to evade the prohibitions of Rule 10b-5. In addition, each Trading Plan must include a representation by the Insider certifying that (a) such person is not in possession of MNPI about the Company or its securities; and (b) the Trading Plan is being adopted in good faith and not as part of a plan to evade the prohibitions of Rule 10b-5.

Timing and Term of Plan; Cooling-Off Period

(5)	Each Trading Plan must be adopted (a) during an open Trading Window under the Statement; and (b) when the Insider does not otherwise possess MNPI about the Company. Each Trading Plan must provide for delayed effectiveness after adoption or amendment (a “Cooling-Off Period”). For Insiders who are directors or officers, each Trading Plan must specify that trades may not execute under the Trading Plan until the later of (a) 90 days after the date of adoption or amendment of the Trading Plan; and (b) two (2) business days following the Company’s filing of a quarterly or annual report covering the financial reporting period in which the Trading Plan was adopted or amended, but in no event later than 120 days after the date of adoption or amendment of the Trading Plan. For all other Insiders, each Trading Plan must specify that trades may not execute under the Trading Plan for a period of at least 30 days after the date of adoption or amendment of the Trading Plan.

Plan Specifications

(6)	A Trading Plan must be entered into at a time when the Insider has no MNPI about the issuer or its securities (even if no trades will occur until after the release of MNPI). The plan must: (a) specify the amount, price (which may include a limit price) and specific dates of purchases or sales; (b) include a formula or similar method for determining amount, price and date; or (c) give the broker the exclusive right to determine whether, how and when to make purchases and sales, as long as the broker does so without being aware of MNPI at the time the trades are made.

(7)	Under the first two alternatives, the Trading Plan cannot give the broker any discretion as to trade dates. As a result, a plan that requests the broker to sell 1,000 shares per week would have to meet the requirements under the third alternative. On the other hand, under the second alternative, the date may be specified by indicating that trades should be made on any date on which the limit price is hit. The affirmative defense is only available if the trade is in fact made pursuant to the preset terms of the Trading Plan (unless the terms are revised at a time when the insider is not aware of any MNPI and could therefore enter into a new plan). Trades are deemed not to have been made pursuant to the plan if the Insider later enters into or alters a corresponding or hedging transaction or position with respect to the securities covered by the plan (although hedging transactions could be part of the plan itself).

Amendment, Suspension and Termination

(8)	Amendments, suspensions, and terminations of Trading Plans must be approved in advance in writing by the Compliance Officer. In addition, an Insider may voluntarily amend a Trading Plan only (a) during an open Trading Window under the Statement; and (b) when such Insider does not otherwise possess MNPI. Insiders may make amendments to a Trading Plan without triggering a Cooling-Off Period so long as the amendment does not change the pricing provisions of the Trading Plan, the amount of securities covered under the Trading Plan or the timing of trades under the Trading Plan, or where a broker executing trades on behalf of the Insiders is substituted by a different broker (so long as the purchase or sales instructions remain the same).

Mandatory Suspension

(9)	Each Trading Plan must provide for suspension of trades under such plan if legal, regulatory or contractual restrictions are imposed on the Insiders, or if these guidelines are amended, or other events occur, that would prohibit sales under such Trading Plan.

Sales to Cover

(10)	An Insider may have only one Trading Plan in effect at any time, except that a written, irrevocable election (an “Election”) by such Insider to sell a portion of the securities of the Company as necessary to satisfy statutory tax withholding obligations arising solely from the vesting of compensatory awards (not including options) (“Sales to Cover”) is permitted even if not included in the directions in the Insider’s Trading Plan, provided that (a) the Election is made during an open Trading Window under the Statement; (b) at the time of the Election, the Insider is not aware of any MNPI; (c) the Sales to Cover are made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5; (d) the Insider does not have, and will not attempt to exercise, authority, influence or control over any such Sales to Cover; and (e) the Election contains appropriate representations as to clauses (b)-(d).

No Overlapping Plans

(11)	An Insider may adopt a new Trading Plan to replace an existing Trading Plan before the scheduled termination date of such existing Trading Plan, so long as the first scheduled trade under the new Trading Plan does not occur until after all trades under the existing Trading Plan are completed or expire without execution (subject to any Cooling-Off Periods).

(12)	However, where the first trade under a later-commencing plan is scheduled during what would have been the Cooling-off Period for that plan assuming the termination date of the earlier-commencing plan were deemed to be the date of adoption of the later-commencing plan, then Rule 10b5-1 would not be available for the later-commencing plan. For example, an Insider who is not an officer or director has in place an existing Trading Plan with a scheduled date for the latest authorized trade of May 31, 2023. On May 1, 2023, that Insider adopts a later-commencing plan, intended to qualify for the affirmative defense under Rule 10b5-1, with a scheduled date for the first authorized trade of June 1, 2023. If that Insider terminates the earlier-commencing plan on May 15, the later-commencing plan will not receive the benefit of the affirmative defense, because June 1 is within 30 days of May 15, the date of termination of the earlier-commencing plan, and thus June 1 is during the “effective cooling-off period.” However, if the later-commencing plan were scheduled to begin trading on July 1, 2023, it could still receive the benefit of the affirmative defense because July 1, 2023 is more than 30 days after May 15 and thus is outside the “effective cooling-off period.”

(13)	A series of separate contracts with different brokers to execute trades under a Trading Plan may be treated as a single plan, provided the contracts as a whole meet the conditions under Rule 10b5-1, and provided further that any amendment of one contract is treated as an amendment of all of the contracts under the plan.

Limitation on Single-Trade Arrangements

(14)	In any 12-month period, an Insider is limited to one “single-trade plan” — one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. The following do not constitute single-trade plans: (a) a Trading Plan that gives discretion to an agent over whether to execute the Trading Plan as a single transaction or that provides the agent’s future acts depend on facts not known at the time the Trading Plan’s adoption and might reasonably result in multiple transactions; and (b) Sales to Cover.

No Hedging

(15)	As described in the Statement, individuals subject to the Statement are prohibited from engaging in any hedging or similar transactions designed to decrease the risks associated with holding securities of the Company. Further to this end, an Insider adopting a Trading Plan may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Trading Plan and must agree not to enter into any such transaction while the Trading Plan is in effect.

Exhibit B

CERTIFICATE OF COMPLIANCE

By my signature below, I hereby acknowledge and certify that:

●	I have received, carefully reviewed and fully understand the attached Policy for the Governance of Material, Non-public Information and Prevention of Insider Trading (the “Policy”).

●	I hereby agree to abide by all of the terms of the Policy both during and after my employment with the Company, and not to engage in the misuse of material non-public information and insider trading in securities.

Signature:

Printed Name:

Date: